December 21, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549

Attention: Jan Woo, Senior Attorney, Office of Information Technologies and Services

Re:	The KeyW Holding Corporation

Registration Statement on Form S-3

Filed December 15, 2016

Reg. No. 333-215115 (the “Registration Statement)

Dear Ms. Woo:

On behalf of our client, The KeyW Holding Corporation (“KeyW” or the “Company”), I am writing in response to the comments set forth in your letter dated December 20, 2016 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with KeyW’s response to each comment set forth immediately following the comment.

Comment Letter

Comment 1

General

1.	Please advise us as to the basis upon which you are eligible to register on Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3. In this regard, we note that with respect to Mr. Hannon’s resignation from the board effective November 9, 2016, the Form 8-K providing Item 5.02 disclosure was not filed until November 23, 2016. As such, it appears this Form 8-K was not filed timely. For guidance, please refer to Item 5.02(b) of Form 8-K and Question 117.01 of the Exchange Act Form 8-K Compliance and Disclosure Interpretations.

Response to Comment 1

In accordance with the telephonic conversation of December 20, 2016 between the undersigned and Ms. Jan Woo of the Staff, we confirm the Company’s eligibility to register on Form S-3.

Securities and Exchange Commission

December 21, 2016

Comment 2

Exhibit Index

2.	Please file the articles of incorporation and by-laws for each co-registrant and include such information in the exhibit index.

Response to Comment 2

Amendment No. 1 to the S-3 includes, as exhibits, the articles and by-laws of each of the five subsidiary guarantors, and the exhibit index has been amended as appropriate.

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We believe that the foregoing responds fully to each of the questions in the Staff’s Comment Letter.

Respectfully submitted,

Holland & Knight LLP

By:	/s/ Jonathan F. Wolcott
Jonathan F. Wolcott

cc:	William J. Weber, President and Chief Executive Officer, The KeyW Holding Corporation
Phillip Luci, Esq., General Counsel, The KeyW Holding Corporation
Ira N. Rosner, Esq., Holland & Knight LLP